Mail Stop 4561

January 21, 2009

By U.S. Mail and Facsimile to: (707) 678-9734

Owen J. Onsum
President and Chief Executive Officer
First Northern Community Bancorp
195 North First Street
Dixon, California 95620

> **Re:** **First Northern Community Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2009**
> **File No. 000-30707**

Dear Mr. Onsum:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. In the second full paragraph on page 11, please include information regarding the Company's initial intentions regarding the use of proceeds consistent with the disclosures and assumptions made in footnote 2 on page 13 of the pro forma financial information.

Financial Statements

2.	Please revise the narrative to indicate initial use of the proceeds. In this regard, investments in loans are not an acceptable use, nor is any leverage of the investment. Please revise accordingly.

3.	As a related matter, please revise your pro forma income statements and related footnotes to use and disclose interest rates currently offered for your use of proceeds. In this regard, we would expect the interest rates used for both the nine-months ended September 30, 2008 and year-end December 31, 2007 income statements to be the same.

4.	Please revise footnote four for both your September 30, 2008 and December 31, 2008 income statements to separately disclose the periodic accretion of the discount and the preferred dividend amounts for both your minimum and maximum scenarios.

Closing Comments

	As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Louise Walker, First Northern Bank